August 6, 2004

Clair Pagnano, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Floating-Rate Income Trust
	File Nos. 333-117357 and 811-21574

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Floating-Rate Income Trust ("Fund"), registering its auction preferred shares, filed with the Commission on July 14, 2004.
Your cover letter dated July 14, 2004 requested, and we conducted, a selective review of the registration statement. We have the following comments.

Prospectus

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

2. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Prospectus Summary

	Please advise us supplementally whether the Fund is currently fully invested. Also advise whether the underwriters of the Fund`s common offering exercised their options to purchase additional shares to cover over-allotments and, if so, whether the underwriters still hold the shares so purchased.

	Please advise us supplementally whether the Fund has a strategy concerning the duration of the Fund`s portfolio relative to the auction dates of the preferred shares. Does the Fund have a strategy for dealing with rising interest rates or inverted yield curves?



Financial Highlights

	Please advise us supplementally why the Fund will use leverage when it invests substantially in short-term debt.

Statement of Additional Information

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please revise the disclosure accordingly. See Instruction to Item
18.13 of Form N-2.
Financial Statements
	Please include updated financial statements in the disclosure.
	Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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